

July 20, 2010

Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4th Floor Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda

      Re: Teekay Corporation
             Form 20-F: For the Fiscal Year Ended December 31, 2009
             Filed April 30, 2010
             File No. 001-12874

Dear Mr. Lok:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 29

Results of Operations, page 33

1. Please revise future filings to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, you state that that the decrease in FSO segment revenue was due (in part) to a decrease in the recovery of certain Norwegian environmental taxes from customers partially offset by an increase due to reduced customer performance claims paid under the terms of charter party agreements, but you do not provide any qualitative analysis that explains to investors what specifically caused the changes in these underlying factors. Provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 51

2. With respect to cash provided by operating activities, you state that operating cash flow decreased primarily due to a decrease in net revenue from vessel operations. For a company with the size and breadth of operations as yours, we do not believe that this disclosure

adequately discusses and analyzes your operating cash flows sufficient to provide your investors with the depth of understanding and knowledge necessary to evaluate your operating cash flows. In this regard, please disclose in future filings the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance. Please provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief